EXHIBIT 99.2

RADVISION
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:	TMC Contact:
Adi Sfadia	Robert Romano	June Filingeri	Jan Pierret
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC	Marketing Manager
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186	Tel: +1 203-852-6800
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net	jpierret@tmc.net.com

RADVISION RECEIVES 2009 COMMUNICATIONS SOLUTIONS PRODUCT OF THE YEAR AWARD

RADVISION’s iVIEW SCOPIA Management Suite Recognized for Outstanding Innovation

TEL AVIV, July 13, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that Technology Marketing Corporation (TMC) has named RADVISION’s iVIEW SCOPIA Management Suite as a recipient of a 2009 Communications Solutions Product of the Year Award.

RADVISION’s iVIEW SCOPIA Management Suite provides a comprehensive management solution for video communications.  With iVIEW, enterprises can efficiently manage a diverse, distributed video conferencing network including endpoints and infrastructure.  iVIEW’s endpoint management capabilities have been recently enhanced to manage the diverse range of video conferencing endpoints enterprises have to choose from including systems from Polycom, Samsung, SONY and Tandberg, along with RADVISION’s SCOPIA product line.  Noted endpoint management capabilities include:

▪	Centralized Access – easily gather system information from a single access point

▪	Centralized Monitoring – continuously monitor status and reports when there is a problem

▪	Maintenance – via remote firmware upgrades, configuration settings and system resets

▪	Centralized Directory – remotely distribute address books to systems.

iVIEW provides detailed capabilities to manage user access and costs including controls for maximum bandwidth and participants allowed.  Integration with Microsoft and IBM Lotus infrastructure offers the ability to utilize existing enterprise applications for user authentication, conference scheduling, or call launching via instant messaging.  Comprehensive reporting tools provide administrators insight into their video conferencing utilization, trends, and usage growth, for investment justifications.

iVIEW also enables distributed conferencing solutions by creating “Virtual MCUs”, a patented approach where conferences are transparently created across multiple discrete MCUs distributed in different locations.  With increasing numbers of endpoints and high definition bandwidth requirements demanding a distributed architecture for effective bandwidth management, iVIEW provides a simple approach for a distributed deployment making the complexity of the network transparent to users.  Conference entry is via a single phone number or web address even when the conference is distributed across multiple MCUs.

 “iVIEW provides a comprehensive management solution with tremendous diversity in supporting multiple vendor’s systems and geographic locations of a video conferencing deployment,” said Roberto Giamagli, General Manager, Networking Business Unit for RADVISION.  “This award is recognition for iVIEW’s ability to make the video conferencing administrator’s job easy.”

“RADVISION has been recognized with a 2009 Product of the Year Award for their admirable efforts in the advancement of video communications,” said Rich Tehrani, CEO, TMC.  “iVIEW has shown benefits for its customers and provides ROI for the companies that use it.  Congratulations to the entire team at RADVISION.  I look forward to more innovative solutions from them in the coming year.”

The Communications Solutions Product of the Year Award recognizes the vision, leadership, and thoroughness that are characteristics of the prestigious award. The most innovative products and services brought to the market from March 2008 through March 2009 were chosen as winners of the Communications Solutions Product of the Year Award.  The 2009 Communications Solutions Product of the Year Award winners are published on the INTERNET TELEPHONY and Customer Interaction Solutions Web site.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About TMC

Technology Marketing Corporation (TMC) is a global, integrated media company helping our clients build communities in print, in person and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, and NGN magazines. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by two million unique visitors each month on average worldwide, according to Webtrends. TMCnet has ranked within the top 3,500 in Quantcast's Top U.S. sites, placing TMCnet in the nation’s top .03% most visited Web sites. In addition, TMC produces ITEXPO; 4GWE Conference and M2M Evolution (in conjunction with Crossfire Media); Digium|Asterisk World (in conjunction with Digium); and Smart Grid Summit (in conjunction with Intelligent Communication Partners). TMC serves other communications market segments with the Cloud Communications Summit (in conjunction with Light and Electric); CVx ChannelVision Expo (in conjunction with Beka Publishing); and MSPWorld™ (in conjunction with the MSP Alliance).  For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.
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